UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL 2019

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) on Form S-8 (Registration Numbers 333-152637, 333-198525 and 333-205371) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Description of Issuance of 14.2% Senior Notes due 2021
Exhibits
Exhibit 99.1 Press Release of the Company, dated April 29, 2019
Signature

DESCRIPTION OF

ISSUANCE OF 14.2% SENIOR NOTES DUE 2021

As previously reported, on April 15, 2019, the Company issued an aggregate principal amount of US$200,000,000 of 14.2% Senior Notes due 2021 (the “2019 Notes”). On April 24, 2019, the Company offered and priced an additional US$100 million of 2019 Notes, which were then issued on April 26, 2019. The additional US$100 million principal amount was consolidated and formed a single series with the US$200 million issued on April 15,2019, resulting in an aggregate principal amount of 2019 Notes of US$300,000,000.

The 2019 Notes were issued in an offering done in reliance on the exemption from registration under Regulation S promulgated under the Securities Act. The 2019 Notes are listed and quoted for trading on the Official List of the Singapore Exchange Securities Trading Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Xuefeng Li
Name:	Xuefeng Li
Title:	Authorized Signatory

Date: April 29, 2019